VICTORY EAGLE RESOURCES CORP.

#337 - 5158 48th Avenue
Delta, BC Canada V4K 5B6
Tel: 778-883-6007

March 11, 2005

VIA COURIER

John Reynolds
Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Victory Eagle Resources Corporation - Form SB-2 filed October 5, 2004
        File No.333-119546

Dear Mr. Reynolds:

This letter accompanies our Form SB-2 Amendment No. 2 and provides the supplemental information requested in your comment letter to us dated March 1, 2005. For ease of reference, we have included paragraph numbers and headings to correspond to those set out in your letter.

General

  We have revised the registration statement to be consistent with regard to the amount of the proceeds that will go to pay off the note to Mr. Rolin. If the 25% or greater of the maximum offering is achieved we will pay Mr. Rolin the loan amount of $26,500 plus accrued interest estimated at approximately $2,650. To date, $21,000 of the loan from Mr. Rolin has been devoted to offering expenses. We have revised the disclosure in the appropriate places in the document.

  Prospectus Cover Page

  We have disclosed that there are no minimum purchase requirements in bold.

  Summary of Our Offering, page 5

  We have added in this section a statement in bold capital letters stating "PLEASE NOTE THAT ALL REFERENCES TO 'PROPERTY' IN THIS DOCUMENT REFER TO OUR MINERAL CLAIMS."

  We have reconciled the total stockholders equity in the summary financial table with the financial statements.

  Risk Factors, page 7

  We have reconciled the statements in the referenced risk factors to state four months for both.

  We have revised the disclosure in risk factor five to indicate that the first $29,150 of proceeds will be used to repay the loan plus accrued interest to Mr. Rolin.

  We have revised the heading and the narrative of risk factor seven to more concisely state the risk and reduce repetition.

  We have explained in the eighth risk factor that we anticipate being able to access our property during the winter months (November through March) however in the event the roads are not passable by these means we will not be able to work during this period (see page 9).

  We have added to risk factor 10 that the first use of proceeds will be to repay Mr. Rolin and have started the amount he will receive (see page 9).

  We have removed risk factor 12.

  We have revised risk factor 14 (now risk factor 13) and removed the reference that Mr. Rolin may be able to sell "if the market price of the common stock goes above $.10."

  Use of Proceeds, page 12

  We have revised our computations and related disclosure in this section and throughout the prospectus to deduct the entire loan and interest due to Mr. Rolin.

  We have revised the allocation of proceeds for each phase to show the allocation at the various levels of proceeds.

  The note is not due upon demand. The note is payable pursuant to section 2.3 of the loan agreement. We have set out the specific terms of repayment based on the offering size.

  Dilution of the price you pay for your shares, page 13

  We have revised our disclosure here and throughput the document to accurately reflect the net tangible book value figures after the offering.

  We have revised the dilution per share at each of the referenced levels.

  We have revised the increase in net tangible book value per share at 75% and 50% of the maximum offering amount.

  Plan of Distribution: Terms of the Offering, page 16

  We have revised the document to ensure that it is clear that we have only one officer, Mr. Ludvik Rolin.

  Business, page 18

  We will revise Note 3 to the financial statements when our financial statements are updated. To clarify, if we determine it is economically viable to extract gold from our mineral claims, we will incorporate a wholly owned Canadian subsidiary company and transfer the deed to this subsidiary.

  Property Geology, page 23

  We have explained the technical terms used in this section in plain English when used, including in the glossary. In addition, we have limited the glossary to terms used in the prospectus.

  Our Proposed Exploration Program, page 24

  We have set out for the various levels of financing we may receive from this offering how much we must raise in order to fully complete Phases 1 and 2.

  We previously added the disclosure requested by your previous comment 43 to the end of the first paragraph under the heading Our Proposed Exploration Program. We confirm our awareness to supplementally file an amendment to disclose the material terms of such an agreement and to file the agreement as an exhibit.

  We have discussed in greater detail how our business plan and targeted milestones will change as a result of receiving less than the maximum proceeds from this offering (see page 24).

  We have discussed the trenching to be done in Phase 1 and how the trenching will differ from the trenching to occur in Phase 2 (see page 22).

  The reference to a minimum offering is in error and has been removed. We have stated that we will need to raise at least $100,000 to fully complete Phase 1 and have added a reference to the Use of Proceeds section.

  We have begun research on our properties primarily involving review of available literature on our mineral claims. We will not undertake more work on Phase 1 until we obtain more funding. The anticipated date of completion of Phase 1 and the commencement and completion date for Phase 2 is entirely dependent on the completion date of our offering. We have added disclosure stating that we will not undertake more work on Phase 1 until we obtain additional funding (see page 22).

  We have provided a greater discussion of the geophysical work and the diamond drilling in Phase 2 (see page 23).

  We have commenced some initial research of available geologic literature on our mineral claims. Otherwise we have not commenced any operations. We have clarified this (see page 24).

  The referenced statement was intended to explain that we will continue with our business plan to the extent possible. We have revised to state that our business plan and targeted milestones will be revised as a result of receiving less than the maximum proceeds from this offering (see page 24).

  We have discussed the anticipated timeframe for commencing and completing each activity of the two phases (see page 24).

  Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 29

  Mr. Rolin is not legally obligated to provide any more funding. We have added this disclosure to the document and have revised the use of proceeds section accordingly.

  As of January 15, 2005 our current cash is $780. With this amount we will be able to satisfy our cash requirements for a period of two months.

  Management

  We have added the amount of time each officer and director will devote to the business in addition to the percent of the time under "Background of Officers and Directors."

  Exhibits

  We have provided an updated opinion which includes counsel's consent to be named in the registration statement.

  We have added the warranty deed back to the exhibit list.

  Financial Statements

  We will disclose the significant components of General and Administrative Expense in a note to the next quarter financials.

Closing Comments

In addition to the changes indicated above, we have revised various minor typographical mistakes throughout the document.

Sincerely,

VICTORY EAGLE RESOURCES CORP.

BY:

/s/ Ludvik Rolin________________
Ludvik Rolin
President

cc: Pamela Howell
Susann Reilly